Arm to Host ‘Arm Everywhere’ Event and Webcast

Cambridge, England, Feb. 4, 2026: Arm Holdings plc (NASDAQ: ARM) today announced it will host Arm Everywhere on March 24, 2026 at the Fort Mason Center for Arts & Culture, beginning at 10:00 Pacific Time and ending at 16:30 Pacific Time. The event will mark a defining moment for AI and the future of intelligent compute.

Arm Everywhere will bring together Arm executives and industry-leading partners to share perspectives on the future of AI, highlighting how decades of engineering leadership and collaboration across hardware, software, and systems is enabling more efficient, scalable, and intelligent computing platforms, for everyone.

The event will be held live, in person, with a simultaneous virtual webcast at arm.com/company/arm-everywhere. In-person attendance will be limited, while virtual participation will be open to global audiences.

Investors and financial analysts can register their interest for the in-person event at everywhere.arm.com.

Media and industry analysts interested in learning more about the event should contact the Arm External Communications team at global-prteam@arm.com.

About Arm
Arm is the industry’s highest-performing and most power-efficient compute platform with unmatched scale that touches 100 percent of the connected global population. To meet the insatiable demand for compute, Arm is delivering advanced solutions that allow the world’s leading technology companies to unleash the unprecedented experiences and capabilities of AI. Together with the world’s largest computing ecosystem and 22 million software developers, we are building the future of AI on Arm.

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Contacts

Media
Kristen Ray
Kristen.Ray@arm.com

Investors
Arm Investor Relations
Investor.Relations@arm.com